DT Midstream, Inc.

500 Woodward Ave. Suite 2900

Detroit, MI 48226-1279

August 26, 2022

VIA ELECTRONIC TRANSMISSION (EDGAR)

Karl Hiller

Branch Chief

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	DT Midstream, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-40392

Dear Mr. Hiller:

Set forth below are the responses of DT Midstream, Inc. to the comments of the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) contained in its letter to the Company dated August 2, 2022 (the “Comment Letter”). References in this letter to “DTM,” “we,” “us,” “our,” or the “Company” mean DT Midstream, Inc. and its consolidated subsidiaries.

For convenience of reference, each SEC comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and followed by the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2021
Business and Properties, page 5

1.	Please expand your disclosure to address the suitability, adequacy, productive capacity, and extent of utilization of your principal physical properties for each period to comply with Instruction 1 to Item 102 of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and understand the requirements under Instruction 1 to Item 102 of Regulation S-K. Pursuant to the Staff’s comment, we will address the suitability, adequacy, and productive capacity of our principal physical properties, as applicable, in our future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2022 (our “2022 Form 10-K”).

For example, to address the suitability and adequacy of our properties, we will add the following sentence in Part I - Item 2 of our 2022 Form 10-K: “We believe that our properties are generally in good condition, well maintained and are suitable and adequate to carry on our business at capacity for the foreseeable future.” Additionally in Part I - Item 2 of our 2022 Form 10-K, we will provide disclosure in the Properties’ tables of the capacity, compression horsepower, and operatorship status for each property, as applicable.

We do not believe that disclosure of the extent of utilization (average throughput volumes) of our Pipeline segment is helpful because of the structure of our revenue contracts. For the year ended December 31, 2021, approximately 90% of our Pipeline segment revenue was derived from firm service revenue contracts. Firm service revenue contracts provide for fixed revenue commitments regardless of the actual volumes of natural gas that flow. Therefore, actual throughput volumes are not always directly correlated to revenues recognized. To clarify this for the reader, in Part I - Item 2 of our 2022 Form 10-K we will disclose the percentage of revenue contracts which are firm service revenue contracts in each of our operating segments and will expand our discussion of revenues in our Pipeline segment with the following additive disclosure: “Firm service revenue contracts are typically long-term and structured using fixed capacity reservation charges or Minimum Volume Commitments (MVC). This provides for fixed revenue commitments regardless of actual volumes of natural gas that flow, which leads to more stable operating performance, revenues and cash flows and limits our exposure to natural gas price fluctuations.”

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While a significant portion of our Gathering segment revenue is also derived from firm service revenue contracts, we believe average throughput volume is relevant information for this segment and will disclose in our 2022 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

2.	Please expand your discussion and analysis to address changes in revenues with reference to both volumes and prices to comply with Item 303(b)(2)(iii) of Regulation S-K. For example, quantify the volumes gathered, stored and transported for each period, address the reasons for material changes in volumes, and provide similar commentary on the effects of material changes in unit prices as may pertain to revenues reported for the Pipeline and Gathering segments.

Response:

We respectfully acknowledge the Staff’s comment and understand the requirements under Item 303(b)(2)(iii) of Regulation S-K. We do not believe that extensive disclosure of throughput volumes or prices is helpful to the reader to understand the reasons for changes in revenues within the results of operations discussion included in Item 7 because of the structure of our revenue contracts. For the year ended December 31, 2021, approximately 90% of our Pipeline segment revenue and 70% of our Gathering segment revenue was derived from firm service revenue contracts. Firm service revenue contracts provide for fixed revenue commitments regardless of the market prices or actual volumes of natural gas that flow. Therefore, market prices and actual throughput volumes are not always directly correlated to revenues recognized. However, where significant, we have disclosed the impacts of changes in prices or volumes, as discussed below. To clarify the revenue structure for the reader, in Part I - Item 2 of our 2022 Form 10-K, we will disclose the percentage of revenue contracts which are firm service revenue contracts in each of our operating segments and will expand our discussion of revenues as noted in our response to question 1.

The Company’s period over period revenue changes are primarily driven by additional revenue contracts with new and existing customers or expiration of existing revenue contracts. Our election to enter primarily into firm service revenue contracts provides us with relatively stable operating revenues with minimal impacts from changes in prices or volumes. However, where changes in prices and volumes have significantly impacted revenues, we have disclosed such impacts. For example, in Item 7 of our Form 10-K for the Fiscal Year Ended December 31, 2021, we included the following disclosure:

•	Pipeline Segment: “Operating revenues increased $41 million in the year ended December 31, 2021 primarily due to higher LEAP revenues of $51 million as a result of a full year of LEAP operations in 2021. LEAP was placed into service in the third quarter 2020. This increase was partially offset by lower storage revenues at the Washington 10 Storage Complex of $8 million due to lower market rates. Operating revenues increased $32 million in the year ended December 31, 2020 primarily due to the LEAP partial year of operations and higher storage and Stonewall Gas Gathering revenues, partially offset by lower services provided to our equity method investees and lower Bluestone volumes.”
•	Gathering Segment: “Operating revenues increased $45 million in the year ended December 31, 2021 primarily due to higher gathering revenues on Blue Union of $33 million and the Appalachia Gathering System of $17 million, partially offset by lower volumes on Susquehanna Gathering System of $4 million. Operating revenues increased $216 million in the year ended December 31, 2020 primarily due to the first full year of Blue Union operations.”

We will continue to provide disclosure and will expand discussion on the reasons for any material changes in revenues from period to period including new or expiring revenue contracts, changes in prices or volumes, or other reasons in our future filings.

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Item 8. Financial Statements

Note 1 - Separation, Description of the Business, and Basis of Presentation, page 60

3.	We note that you report a change in capital structure in which DTE Gas Enterprises, LLC was converted into a Delaware corporation with the issuance of 1,000 common shares to replace the member interests on January 13, 2021, and that an incremental 96,731,466 common shares were issued to the parent or its shareholders, either prior to or in connection with the spin-off on July 1, 2021. We see that you have given retrospective treatment to the issuance of these shares in computing and presenting EPS for all periods, consistent with the guidance pertaining to changes in capital structure in FASB ASC 260-10-55-12. However, you have taken a different approach in the Balance Sheets and Statements of Changes in Stockholders Equity on pages 57 and 59, which appears to be contrary to the guidance in SAB Topic 4:C, Rule 3-04 of Regulation S-X, and FASB ASC 250-10-45-21. Tell us how you propose to resolve these inconsistencies considering the requirements mentioned above in amendments to your annual and subsequent interim reports, or explain to us why you believe this guidance would not apply to you, if this is your view.

Response:

We respectfully acknowledge the Staff’s comment and do not believe that SAB Topic 4:C nor ASC 250-10-45-21 apply to our fact pattern as assessed below. DTM believes that our current presentation complies with Rule 3-04 of Regulation S-X.

We provide the following summary of the legal structural changes associated with our spin-off transaction for context. On July 1, 2021, DTE Energy Company initiated the spin-off of its 100% owned natural gas midstream business, DT Midstream, Inc., formerly known as DTE Gas Enterprises, LLC, and its subsidiaries into a separate public company through a pro rata distribution to DTE shareholders of all of the outstanding common stock of DT Midstream, Inc.

In preparation for the spin-off, on January 13, 2021, DTE Gas Enterprises, LLC, a single member LLC, was converted into a Delaware corporation pursuant to a statutory conversion and changed its name to DT Midstream, Inc. The composition of DT Midstream, Inc. and its subsidiaries remained unchanged both before and after the conversion from a single member LLC to a C-corporation. No new legal entity was formed as part of this statutory conversion; only the legal form of the existing entity was changed.

Upon the conversion from a single member LLC to a C-corporation in January 2021, DT Midstream, Inc. issued 1,000 shares of common stock to DTE Energy, and the historical Membership Interests of DTE Gas Enterprises, LLC were cancelled and retired. In anticipation of the spin-off, DT Midstream, Inc. issued an additional 96,731,466 common shares to DTE Energy Company, on June 25, 2021.

DT Midstream, Inc. (and its predecessor name, DTE Gas Enterprises, LLC) was the parent holding company for all of the legal entities and businesses included in the spin-off both before and after the transactions described above. No assets were transferred in or out of DT Midstream, Inc. as part of the spin-off transaction. The conversion of DTE Gas Enterprises, LLC into DT Midstream, Inc. (as well as the subsequent spin-off of DT Midstream, Inc. and its subsidiaries from DTE Energy Company into a separate public company) did not represent a change in reporting entity as described in the glossary definition of a “change in the reporting entity” in ASC 250-10-20, and therefore we do not believe the requirements of ASC 250-10-45-21 apply.

We considered the application of SAB Topic 4:C, but noted that this guidance addresses stock dividends, stock splits and reverse stock splits. The conversion of DTE Gas Enterprises, LLC into DT Midstream, Inc. is not any of those forms of transactions. Therefore, we respectfully do not believe that the guidance regarding retroactive effect in SAB Topic 4:C applies to the legal reorganization which occurred on January 13, 2021. We carefully considered the nature of the change in the legal capital structure and form of ownership of the entity, and concluded that the most appropriate presentation was to respect the legal rights and characteristics of the LLC Membership Interests and corporation shares during the periods that each were outstanding for purposes of presentation in our Statements of Financial Position and Changes in Stockholders’ Equity/Members’ Equity, and to present the effects of these capital transactions discretely when they occurred. Based on our assessment above that retroactive presentation of these changes in capital structure is not applicable, we believe that our presentation is consistent with Rule 3-04 of Regulation S-X.

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Accordingly, we believe that the discrete presentation of the effects of our capital transactions pre- and post- spin, accompanied by the disclosures provided in Note 1 of our current Annual Report on Form 10-K, provided investors with an appropriate view of the impact of our legal reorganization on the capital structure of the Company. We also believe that our presentation is consistent with other public companies’ presentation of similar conversion transactions.

As the Staff pointed out, we did consider the guidance in ASC 260-10-55-12 and 260-10-55-17 regarding the impact of these transactions on the presentation of earnings per share in our financial statements. As this reorganization transaction is most closely analogous to a stock split (as DTE Energy Company owned 100% of the capital of DT Midstream, Inc. both before and after the legal reorganization), we did conclude that retroactive adjustment to our earnings per share calculations for the effect of the reorganization was appropriate.

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We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments, please contact Ayad Antone, Director of Accounting and Tax, at (313) 774-2467 (ayad.antone@dtmidstream.com) or Jeffrey Jewell, Chief Financial and Accounting Officer, at (313) 774-2465 (jeff.jewell@dtmidstream.com).

Very truly yours,

/S/ Jeffrey A. Jewell

Jeffrey A. Jewell

Chief Financial and Accounting Officer

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